Interbrew

THE WORLD'S LOCAL BREWER

02 SEP 11 AM 9:41

02049908

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn. Mrs. Mary Cascio

By courier

SUPPL

Leuven, 9 September 2002

PROCESSED
P SEP 20 2002
THOMSON
FINANCIAL

Dear Madam,

Subject: Interbrew S.A. (the "Company") — Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
Interbrew's file number: **82-5159**

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned in Belgium at Vaartstraat 94, B-3000 Leuven, telephone: +32.16.24.75.32, fax: +32.16.24.78.96, e-mail: Patrice.thys@interbrew.com .

Very truly yours,

Patrice J. Thys
Executive Vice President
Legal and Corporate Affairs

dlw 9/17

Enclosure: press release

N.V. Interbrew S.A.
Correspondentieadres
Vaartstraat 94
3000 Leuven
Tel: +32 16 31 57 69
Fax: +32 16 31 59 69

Maatschappelijke Zetel / Siège Social
Grote Markt 1 / Grand Place 1
1000 Brussel / Bruxelles
H.R. Bruss / R.C. Brux. 478.821
BTW / TVA BE 417.497.106

Fortis 230-0040905-88
BBL 330-0017971-80
KBC 482-9036171-05

PRESS RELEASE

Interbrew to further optimise capacity utilisation in Western Europe

Brussels, 9 September, 2002

Interbrew, *the World's Local Brewer©*, today announced its intention to further optimise its industrial network in Western Europe. The proposed optimisation is based on the results of a capacity-utilisation review to improve Interbrew's cost structure through further optimisation of the existing Western European plant network. The recommendation is to phase out the Breda (Netherlands) plant by relocating its volumes into Interbrew's existing network and to downsize the Manchester (UK) brewery. The closing of Breda and the downsizing of Manchester will, in total, affect approximately 400 people in the Netherlands and the UK. The local Trade Unions have been informed and the Works Councils have been requested to advise.

Interbrew's business in the mature markets of Western Europe has been influenced by industry consolidation, combined with improved efficiencies within Interbrew's own production network. Interbrew's strategy puts a high priority on optimal integration of its acquired and existing businesses into one network, as a sound basis for sustainable long-term growth. Currently, Interbrew's Western European brewery network stands at a total of 17 plants. In that environment, a full review of Interbrew's Western-European production network was undertaken. The goal was to further optimise the production capacity and to improve the overall cost structure, taking into account brand requirements and volume relocation possibilities within the network.

Interbrew Nederland

Through relocation of the volumes into the existing network, the production in Breda and the associated logistic activities will be phased out over the next year and a half. The total volume of 2 million hectolitres will be transferred to the breweries in Dommelen (Netherlands), Leuven and Jupille (both Belgium). Interbrew Nederland's total workforce will be reduced by approx. 335. About 45 of the affected employees will be relocated within the Interbrew Nederland organisation.

Interbrew UK
It is intended that the Manchester brewery will be rationalised by transferring 1 million hectolitres of brewing activity to other UK plants (Magor and Preston). As a result, the Manchester brewery will focus upon its traditional high-quality cask ale production and packaging. This transition will result in a loss of approx. 68 jobs.

Financial impact
The capacity optimisation is expected to provide a compelling payback. On top of the social plan related costs, a non-cash asset write down of approx. EUR 25 million will be charged to the full year 2002 results. The transfer of production activity within the Interbrew network will entail a net capital investment of approx. EUR 12 million, spread over the years 2003 to 2005.

Social impact
Detailed local consultation will commence in the countries concerned. Employees affected will be offered full support to minimise the number of compulsory redundancies. Where there are redundancies, professional assistance will be provided to the employees involved.

Interbrew - *The World's Local Brewer©*

Interbrew, *The World's Local Brewer©*, is a leading consolidator in the world beer industry. The company is headquartered in Belgium and employs over 37,000 people worldwide. The strategy of Interbrew, The World's Local Brewer©, is to build strong local platforms in the major beer markets around the world. In the markets where it operates, Interbrew is respectful of the local heritage and tradition of the beer industry and helps the local management grow its business. "The World's Local Brewer©" strategy is based on four pillars: first strengthening the local brands (in many cases market leader, such as Jupiler© in Belgium), thereafter introducing international premium and specialty brands including Stella Artois©, Beck's©, Hoegaarden©, Leffe© and Bass© Ale. Finally, Interbrew brings considerable best practices to its local platforms and continues to develop the local operations both organically and through selective acquisitions. In total, more than 200 Interbrew brands are sold in over 120 countries. Visit web site www.interbrew.com for more information on Interbrew.

For further information please contact:

Corporate:
Corneel Maes
Vice President Corporate Communication
Tel: +32-16-31-57-69

Patrick Verelst
Vice President Investor Relations
Tel: +32-16-31-55-41

Netherlands:
Anne de Graaf
Tel : +31-76-525-20-54

United Kingdom:
Stephanie Dawson
Tel: +44-1582-397-845

Belgium:
Guy Dewulf
Tel: +32-16-31-54-56